SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

China Yuchai International Limited

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

G210821050
(CUSIP Number)

Jinshu Zhang, Esq.

Dentons US LLP

601 South Figueroa Street, Suite 2500

Los Angeles, California 90017

(213) 623-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS: COOMBER INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: CO

1	NAME OF REPORTING PERSONS: GOLDMAN INDUSTRIAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: CO

1	NAME OF REPORTING PERSONS: GUANGXI YUCHAI MACHINERY GROUP COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS: STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF GUANGXI ZHUANG AUTONOMOUS REGION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS: GUANGXI BEIBU GULF INDUSTRY INVESTMENT FUND LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON: CO

1	NAME OF REPORTING PERSONS: GUANGXI INDUSTRIAL DEVELOPMENT CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS: STATE OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF YULIN CITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,028,151 Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,028,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,028,151 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON CO

The Statement on Schedule 13D dated November 13, 2002 relating to shares of Common Stock of China Yuchai International Limited (“CYI”) filed by Goldman Industrial Ltd. (“Goldman”) and Coomber Investment Limited (“Coomber”) with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong (“Qin”), Zhu Guoxin (“Zhu”) and Yuan Xucheng (“Yuan”), Schedule 13D (Amendment No. 2) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by Goldman Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on March 15, 2004, Schedule 13D (Amendment No. 6) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on February 15, 2005, Schedule 13D (Amendment No. 7) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on April 18, 2005, Schedule 13D (Amendment No. 8) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu and Yuan on August 9, 2006, and Schedule 13D (Amendment No. 9) filed with the Commission by Goldman, Coomber, Zhong Lin, GY Group, Qin, Zhu, Yuan, Zhang Shiyong and Du Futian on September 29, 2006 (removing Zhong Lin, Qin and Zhu as Reporting Persons and adding Zhang Shiyong and Du Futian as Reporting Persons), Schedule 13D (Amendment No. 10) filed with the Commission by Goldman, Coomber, and GY Group, Schedule 13D (Amendment No. 11) filed with the Commission by Goldman, Coomber, and GY Group, and Schedule 13D (Amendment No. 12) filed with the Commission by Goldman, Coomber, and GY Group is hereby amended with respect to the item set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 13) have the meanings set forth in Schedule 13D (Amendment No. 1) filed by Goldman and Coomber.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

On July 1, 2018, State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City (“Yulin SASAC”) transferred its 100% interest in GY Group to State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region (“Guangxi SASAC”) pursuant to a directive of the People’s Government of Guangxi Zhuang Autonomous Region.

On April 28, 2019, Guangxi Industrial Development Co., Ltd. (“Guangxi ID”) acquired 3.06% of the ownership interest in GY Group, with the remaining 96.94% retained by Guangxi SASAC.

On December 13, 2019, Guangxi SASAC, Yulin SASAC, Guangxi ID and Guangxi Beibu Gulf Industry Investment Fund Limited Partnership (“Beibu Gulf”) acquired additional shares in GY Group, and, as a result, their ownership in GY Group is the following: Guangxi SASAC, 86.91%, Yulin SASAC, 1.31%, Beibu Gulf, 6.54% and Guangxi ID, 5.24%.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

COOMBER INVESTMENTS LIMITED

By:	/s/ Han Yiyong
Name: Han Yiyong
Title: Director

GOLDMAN INDUSTRIAL LTD.

By:	/s/ Liang Kunqing
Name: Liang Kunqing
Title: Director

GUANGXI YUCHAI MACHINERY GROUP COMPANY

By:	/s/ Yan Ping
Name: Yan Ping
Title: Chairman

STATE OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF GUANGXI ZHUANG AUTONOMOUS REGION

By:	/s/ Li Jieyun
Name: Li Jieyun
Title: Director

GUANGXI BEIBU GULF INDUSTRY INVESTMENT FUND LIMITED PARTNERSHIP

By:	/s/ Liu Zhanxiang
Name: Liu Zhanxiang
Title: Representative of the Managing partner

GUANGXI INDUSTRIAL DEVELOPMENT CO., LTD.

By:	/s/ Xiang Jixin
Name: Xiang Jixin
Title: Chairman

STATE OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE’S GOVERNMENT OF YULIN CITY

By:	/s/Chen Jun
Name: Chen Jun
Title: Director